UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 6)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MINDSPEED TECHNOLOGIES, INC.

(Name of Subject Company)

MINDSPEED TECHNOLOGIES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

602682205

(CUSIP Number of Class of Securities)

Raouf Y. Halim

Chief Executive Officer

Mindspeed Technologies, Inc.

4000 MacArthur Boulevard, East Tower

Newport Beach, California 92660-3095

(949) 579-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Robert Kornegay

Robert Ishii

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130-3002

(858) 350-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2013 (as amended or supplemented from time to time, the “Statement”) by Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed” or the “Company”). The Statement relates to the tender offer by Micro Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“Parent” or “MACOM” and together with Purchaser, the “Offerors”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on November 19, 2013, pursuant to which Purchaser has offered to purchase all of the issued and outstanding shares of Mindspeed common stock, $0.01 par value per share (the “Shares” or the “Common Stock”), at a purchase price of $5.05 per Share, net to the holder thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement, constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented as follows:

By amending and restating the second full paragraph on page 5 under the heading “Effect of the Offer and the Merger on Equity Awards—Treatment of Company Stock-Based Awards” in its entirety as follows:

“Najabat Hasnain Bajwa, Preetinder S. Virk, and Abdelnaser M. Adas. In connection with the Merger, vesting of certain Stock-Based Awards held by Mr. Bajwa and certain Company Options and Stock-Based Awards held by Mr. Virk and Mr. Adas will fully accelerate as of immediately prior to, and contingent upon, the Effective Time, as discussed below.”

By amending and restating the following row of the sole table on page 6 under the heading “Effect of the Offer and the Merger on Equity Awards—Table of Equity Related Payments” in its entirety as follows, with the headings provided for the purpose of convenience only:

Name	Number of Shares Owned	Cash Consider- ation for Owned Shares ($)	Shares Subject to Vested Options*	Shares Subject to Company Options Accelerating in Connection with Transaction**	Aggregate Cash Consider- ation For Vested Options ($) ***	Shares Subject to Outstanding Stock- Based Awards Accelerating in Connection with Transaction	Aggregate Cash Consider- ation for Accelerated Stock- Based Awards ($) ****	Aggregate Cash Consider- ation for Shares ($)
Abdelnaser M. Adas	2,340	11,817	1,550	—	1,054	98,669	498,278	511,149

By inserting the following sub-section in its entirety after the last full paragraph on page 9 under the heading “Najabat Bajwa Arrangements—Offer Letter with MTSI”:

Abdelnaser M. Adas Equity Acceleration.

“Prior to the completion of the Merger, the Board is expected to approve the vesting acceleration of the following outstanding Company Options and Company Stock-Based Awards held by Mr. Adas such that the awards listed below will become fully vested, as of immediately prior to, and contingent upon, the Effective Time:

Award Type	Grant Date	Number of Shares Accelerated*
Stock Options	March 19, 2010	3,125	**
Stock Options	April 30, 2010	1,250	**
Stock Options	May 14, 2010	3,125	**
Stock Options	May 4, 2011	1,667	**
Stock Options	February 10, 2012	7,099	**
Restricted Stock	May 4, 2011	6,667
Restricted Stock	September 21, 2012	15,000
Restricted Stock	January 31, 2012	17,002
Restricted Stock	February 12, 2013	60,000

*	Assumes an Effective Time of December 18, 2013.
**	The exercise price of these Company Options is greater than the Offer Price.”

By amending and restating the first full paragraph on page 10 under the heading “Summary of Payments to Executive Officers” in its entirety as follows:

“The following table sets forth the approximate payments and/or benefits that would be owed to each of the Company’s executive officers upon the Effective Time and upon a qualifying termination of employment in connection with the Merger, assuming that (i) the Offer is completed at the price of $5.05 per Share; (ii) the termination of employment took place on December 18, 2013; (iii) for Mr. Bajwa, the Effective Time occurred on December 18, 2013, and the proposed terms of the Bajwa Agreement and the Bajwa Offer Letter are implemented such that he does not receive any benefits pursuant to his current employment agreement with the Company; (iv) for Mr. Virk, the Effective Time occurred on December 18, 2013, and the proposed terms of the Virk Agreement and Virk Offer Letter are implemented such that he does not receive any benefits pursuant to his current employment agreement with the Company; and (v) for Mr. Adas, the Effective Time occurred on December 18, 2013.”

By amending and restating the following rows of the sole table on page 10 under the heading “Summary of Payments to Executive Officers” in its entirety as follows, with the headings provided for the purpose of convenience only:

Name	Benefit Type	Payment Upon the Effective Time ($)	Payment Upon a Qualifying Termination($)
Abdelnaser M. Adas	Cash Severance (1)	—	661,233
	Value of Company Option Acceleration (7)	0	N/A
	Value of Company Stock-Based Award Acceleration (8)	498,278	N/A
	Value of Continued Health Care Coverage (4)	—	36,000
	Value of Outplacement Services (5)	—	12,000

By amending and restating the seventh footnote under the sole table on page 10 under the heading “Summary of Payments to Executive Officers” in its entirety as follows:

(7)	Represents the value of the Company Options that would accelerate upon the closing of the transaction, pursuant to action taken by (or expected to be taken by) the Compensation and Management Development Committee of the Board and/or the Board, as outlined and described above. The value was determined by multiplying the number of Shares subject to Company Options that would accelerate by the difference (if any) between $5.05 and the Company Option exercise price. All of the Company Options held by Mr. Adas that are accelerating upon the closing of the transaction have an exercise price greater than $5.05.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MINDSPEED TECHNOLOGIES, INC.

By:	/s/ Brandi R. Steege
	Name:	Brandi R. Steege
	Title:	Senior Vice President and General Counsel

Dated: December 12, 2013

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